Exhibit 99.1

Gix Makes Strategic Investment in Ottonomy, a Physical AI, L4 Autonomy and Robotics Technology Company

In addition, the Companies entered into a non-binding letter of intent that contemplates potential additional investments by Gix, which could result in Gix acquiring a majority interest in Ottonomy

TEL AVIV, Israel – September 15, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that it has signed a $500,000 investment in Ottonomy, Inc. (“Ottonomy”), a U.S.-based Physical AI robotics company developing L4 autonomous robotic systems, pursuant to a simple agreement for future equity (“SAFE”).

The SAFE represents a further step in Gix’s strategy to build one intelligent management layer for robots, people, and autonomous systems. Gix’s wholly owned subsidiary, Deliverz.ai, provides the software intelligence and orchestration capabilities behind this layer, already commercially deployed in hospital logistics, while Ottonomy brings L4 autonomous navigation, purpose-built robotic platforms and experience operating autonomous systems across additional physical environments.

The SAFE represents an initial step for a contemplated broader strategic relationship between Gix and Ottonomy. On August 4, 2026, the companies entered into a non-binding letter of intent that contemplates potential additional investments by Gix, which could result in Gix first acquiring a strategic ownership interest in Ottonomy, with possible subsequent investments pursuant to which Gix could acquire a majority interest in Ottonomy. Except for the SAFE and any provisions expressly identified as binding, the contemplated subsequent transactions remain subject to due diligence, financing, the negotiation and execution of definitive agreements, required approvals and customary closing conditions.

Ottonomy has developed the Ottobot family of autonomous delivery robots for indoor and outdoor operation and has announced deployments, pilots and commercial programs across hospital and healthcare environments in multiple markets, airports, industrial and remote-site environments, and last-mile delivery. Ottonomy is also engaged in pilots and commercial programs with multinational enterprises across pharmaceuticals, aerospace, energy, and other complex industrial environments. Ottonomy serves leading healthcare systems and enterprises including Henry Ford Health, Wellstar Health System, Hancock Health (a Mayo Clinic Care Network hospital), Sodexo, Rome Fiumicino International Airport, top-tier space technology companies, and major U.S. pharmaceutical manufacturers. Gix believes this breadth could help accelerate its strategy of extending one intelligent management layer for robots, people, and autonomous systems beyond its first proven healthcare applications.

Under the SAFE, Gix has made a $500,000 strategic investment in Ottonomy. The SAFE provides Gix with contractual rights to receive equity in Ottonomy upon certain future financing or other specified events. Upon the occurrence of certain qualifying financing events, the SAFE may convert into equity of Ottonomy in accordance with its terms. The SAFE investment is expected to close during the week of September 16, 2026, subject to the satisfaction of customary closing conditions.

“We believe our investment in Ottonomy is a natural next step for Gix,” said Amir Nardimon, Chief Executive Officer of Gix. “Our strategy is to build one intelligent management layer for robots, people, and autonomous systems. Deliverz.ai has already demonstrated this approach commercially in healthcare, while Ottonomy brings L4 autonomous robotics, advanced navigation and experience operating across a much broader range of physical environments.

“From hospitals and pharmaceutical environments to industrial sites, airports and last-mile delivery, Ottonomy’s operational footprint is highly complementary to our strategy. This strategic investment allows us to deepen our relationship as we evaluate opportunities to work together and expand our capabilities beyond our first proven healthcare applications.”

“Gix’s vision of one intelligent management layer for robots, people, and autonomous systems is closely aligned with how we see the future of Physical AI,” said Ritukar Vijay, Co-Founder and Chief Executive Officer of Ottonomy. “The next phase of autonomy will not be built around isolated robots performing isolated tasks. It will require autonomous systems, people and infrastructure to operate as part of a connected physical environment. We believe the combination of Gix and Deliverz.ai’s management-layer experience with Ottonomy’s L4 autonomy, contextual navigation and Physical AI robotics capabilities could create meaningful strategic opportunities and support the broader deployment of autonomous operations across healthcare, industrial and last-mile environments.”

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is Deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time

- by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the contemplated strategic relationship between Gix and Ottonomy, potential additional investments in Ottonomy, the possible acquisition of a strategic or majority ownership interest in Ottonomy, the timing and completion of the SAFE, the satisfaction of financing, approval and other closing conditions, the anticipated strategic, operational and commercial benefits of the relationship, the complementary capabilities of Gix’s, Deliverz.ai’s and Ottonomy’s technologies, the potential expansion of the Company’s technology into additional markets and operating environments, and the Company’s future growth opportunities and business strategy. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com